Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
NEW TONGON MINE POURS FIRST GOLD
Abidjan, Côte d’Ivoire, 8 November 2010 — Randgold Resources’ new mine at Tongon in the Côte d’Ivoire officially poured its first bar of gold today in a ceremony attended by government representatives and other dignitaries.
The first stream of the plant was commissioned on schedule following the first ore being fed in the latter half of September. The second stream is expected to be on line in December, followed by the crushing circuit which will allow the mine to start treating sulphides in the first quarter of 2011. First gold was derived from CIL treatment with commercial production expected to start soon. When the plant has been ramped up to full production, its throughput rate will be 300 000 tonnes per month.
Randgold Resources’ general manager of operations for West Africa, Samba Touré, said the commissioning of the mine on time was a significant achievement for the company’s development team.
“Building a mine in a remote area such as this is always very challenging, and in the case of Tongon we also had to deal with the distraction of the political dynamics around the Ivorian presidential election during the crucial final stage. The team took this in its stride, however, and we still managed to bring the mine in on schedule,” he said.
Speaking from London, chief executive Mark Bristow noted that Randgold Resources had commissioned its three existing mines at five-yearly intervals: Morila, in Southern Mali, in October 2000; Loulo, in Western Mali, in October 2005; and now Tongon on the 4 million ounce gold deposit in Northern Côte d’Ivoire.
“We’re planning to beat that cycle with our next developments. We’re fast-tracking our Gounkoto project in Western Mali and we’re aiming to start trucking ore from there to the nearby Loulo plant next year. The massive Kibali project in the Democratic Republic of Congo is also expected to be in production ahead of the five-year mark.”
RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Group Operations Manager West Africa	Investor & Media Relations
Dr Mark Bristow	Samba Touré	Kathy du Plessis
+44 788 071 1386	+223 66 75 77 41	+44 20 7557 7738
+44 779 775 2288		randgoldresources@dpapr.com
Website: www.randgoldresources.com
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold Resources to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold Resources and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold Resources’ annual report on Form 20-F for the year ended 31 December 2009 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2010. Although Randgold Resources has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold Resources does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.
CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.